TERMS SHEET

FOR COMMON STOCK FINANCING OF

JETOPTERA, INC.

AUGUST 2021

The following description is a summary of the offer and sale of shares of Common Stock in Jetoptera, Inc., a Delaware corporation (the "**Company**") in a Regulation Crowdfunding offering (the "**Offering**").

This summary does not purport to be complete, and is qualified in its entirety by reference to the Company's profile page (located at www.wefunder.com/jetoptera) and all offering materials and information contained or referenced therein, including the Company's Restated Certificate of Incorporation, Second Amended and Restated Voting Agreement ("**Voting Agreement**"), and Second Amended and Restated Stockholders Agreement ("**Stockholders Agreement**"). Prospective investors are encouraged to review fully such profile, materials and information before making a decision to invest in the Company.

OFFERING TERMS

Amount of Financing:	Up to $4,999,998.62 in new capital (the "**Maximum Offering Amount**").
Type of Security:	Shares of Common Stock ("**Common Stock**") and warrants to purchase shares of Common Stock (the "**Common Stock Warrants**").
Price; Pre-Money Valuation:	Price per share of $10.18 ("**Purchase Price**") is calculated based on pre-money valuation of $125.0 million, inclusive of (a) any outstanding convertible securities (including convertible notes and SAFEs), which assumes election by the holders of such outstanding convertible securities to convert their convertible securities in connection with the Closing, and (b) an unallocated employee option pool representing 7.17%of the fully-diluted post-money capitalization subsequent to the issuance of the Common Stock), and a fully-diluted post-money valuation of $131.0 million.
Target Closing Date:	The initial closing of the Offering (the "**Initial Closing**") will be at such time chosen by the Company when at least $50,004.16 (the "**Target Offering Amount**") has been raised. There will be a final closing of the Offering on a date chosen by the Company not later than March 31, 2022, as may be extended by the Company. Each such closing referred to herein as a "**Closing**".
Common Stock Warrant:	In connection with the initial Closing and subsequent Closings, as applicable, each investor who funds and whose subscription is accepted within the first $100,000 of such amount (the "**Initial $100,000**") will be issued a Common Stock Warrant. Each Common Stock Warrant issued to such investor(s) will have an expiration date of the third anniversary of the Initial Closing and entitle such investor(s) to purchase that number of shares of

Common Stock equal to two times (2x) such investor's total investment within the Initial $100,000 at an exercise price per share equal to the Purchase Price.

Summary Capitalization Table: The capitalization table attached to this Term Sheet as Annex 1 reflects the Company's pro forma fully diluted equity after giving effect to the conversion of any outstanding convertible securities, the shares of Common Stock, and the option pool increase.

RESTATED CERTIFICATE OF INCORPORATION

Dividends: Dividends will be paid to the holders of the existing Series A Preferred Stock (the "**Preferred Stock**"), in preference to the holders of Common Stock, at an annual rate of 6.0% of the purchase price per share of the Preferred Stock, when, as, and if declared by the Board of Directors. Thereafter, any additional dividends will be paid among holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held (on an as-converted basis).

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock will be entitled to receive, in preference to the holders of Common Stock, an amount equal to the purchase price per share of the Preferred Stock plus declared and unpaid dividends, if any. Thereafter, the remaining assets of the Company will be distributed on a pro rata basis to the holders of Common Stock.

A sale, conveyance or other disposition of all or substantially all of the property or business of the Company, or a merger or consolidation with or into any other corporation (collectively, an "**Acquisition**" of the Company), subject to customary exceptions, will continue to be deemed a liquidation for purposes of the liquidation preference.

Redemption: The Preferred Stock and Common Stock will not be redeemable.

Voluntary/Optional Conversion of Preferred Stock: Each holder of Preferred Stock will have the right, at the option of the holder at any time, to convert shares of Preferred Stock into shares of Common Stock at an initial conversion ratio of one-to-one.

Automatic Conversion of Preferred Stock: The Preferred Stock will be automatically converted into Common Stock, at the then applicable conversion rate, in the event of either (i) the election of holders of a majority of the then outstanding Preferred Stock, voting together as one class, or (ii) the closing of an underwritten initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended (an "**IPO**") with aggregate proceeds of at least $25,000,000 at a public offering price of at least $1.00 per share.

Anti-dilution Provisions for Preferred Stock: The conversion price of the Preferred Stock will be subject to proportional adjustment for stock splits, stock dividends, and the like. In the event that the Company issues additional securities at

a purchase price less than the current Preferred Stock conversion price, such conversion price will be adjusted in accordance with the standard broad-based weighted average antidilution formula, subject to customary exceptions.

Voting Rights: The holder of a share of Preferred Stock will be entitled to that number of votes on all matters presented to holders of voting capital stock equal to the number of shares of Common Stock then issuable upon conversion of such share of Preferred Stock. Each holder of Common Stock will have the right to one vote per share of Common Stock.

Preferred Stock Protective Provisions: Without the approval of the holders of at least a majority of the Preferred Stock, except as otherwise required by applicable law, the Company will not take any action that (i) effects any Acquisition transaction, (ii) alters or changes the rights, preferences or privileges of the Preferred Stock so as to materially and adversely affect such shares, (iii) increases or decreases the number of authorized shares of Preferred Stock, (iv) authorizes the issuance of securities having a preference over or on a parity with the Preferred Stock, (v) redeems shares (excluding Common Stock repurchased upon termination of an officer, employee or director or consultant pursuant to a restricted stock purchase agreement), or (vi) amends the Certificate or Bylaws of the Company in a manner which materially adversely affects the holders of the Preferred Stock.

SUBSCRIPTION AGREEMENT

Subscription Agreement: The sale of the Common Stock will be made pursuant to individual common stock subscription agreements, which will contain, among other things, appropriate representations and warranties of the Company and the investors, covenants of the Company reflecting the provisions set forth in this term sheet and appropriate conditions to closing which will include, among other things, the filing of a Restated Certificate of Incorporation.

Information Rights: So long as a holder of Preferred Stock or Common Stock continues to hold at least Five Hundred Thousand (500,000) shares of Preferred Stock, Common Stock, and/or Common Stock issued upon conversion of Preferred Stock (a "**Key Investor**"), the Company will deliver to such holder annual and quarterly financial statements as well as an annual budget. The obligation of the Company to furnish such information will terminate at such time as the Company (i) consummates an IPO, (ii) becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or (iii) upon an acquisition of the Company.

Right to Participate Pro Rata in Future Rounds: In the event the Company proposes to offer equity securities to any person, other than subject to customary exceptions, each holder of at least Five Million (5,000,000) shares of Preferred Stock, Common Stock, and/or Common Stock issued upon conversion of Preferred Stock (a "**Major Investor**") will have the right to participate on a pro rata basis in such subsequent

issuances.

STOCKHOLDERS' AGREEMENT

Rights of First Refusal and Co-Sale Right:	The Company and then each Major Investor will have a customary right of first refusal and a customary co-sale right on transfers of any stock held by any holder of the Company's Common Stock, which shall be subject to customary exclusions.

VOTING AGREEMENT

Board of Directors:	At the Closing, the Company's Board of Directors will consist of a total of three (3) members, including: (i) one designee of Denis Dancanet (the "**Series A Director**"), who initially will be Denis Dancanet; (ii) one designee of Andrei Evulet (the "**Common Director**"); who initially will be Andrei Evulet, and (iii) one designee, who is not employed by the Company or affiliated with any stockholder of the Company, who has relevant industry experience and who is nominated by the Common Director or Preferred Director and reasonably acceptable to the other (the "**Independent Director**"), which board seat is currently vacant.
Drag-Along:	In the event of a sale of the Company by way of a merger, recapitalization, sale of all or substantially all of the Company's stock or assets or otherwise, which is approved by the Board, holders of a majority of the then-outstanding Preferred Stock, and the holders of a majority of the then-outstanding Common Stock (excluding shares issued or issuable upon conversion of Preferred Stock), then the Company's other stockholders will be required to vote for, consent to, transfer their shares of capital stock pursuant to, and take such other action as may be required to consummate such sale, subject to customary exceptions.
Use of Proceeds:	The net proceeds of the sales of the Common Stock will be used by the Company to execute its business plan, as determined by the Board of Directors and management of the Company.
Restrictions on Transfer	Neither the Common Stock nor the Common Stock Warrant has been registered under the Securities Act of 1933 or under any applicable state securities law. Any resale, assignment or other transfer will therefore require registration under the Securities Act of 1933 and applicable state securities laws, or an appropriate exemption from registration. The Common Stock will be restricted securities under the Securities Act of 1933, as amended.
Contact for Information:	Jetoptera, Inc. Attn: Ms. Simina Farcasiu, CFO 144 Railroad Avenue, Suite 100 Edmonds, WA 98020 Phone: 425-412-3293 Email: info@jetoptera.com

ANNEX I

PRO FORMA SUMMARY CAPITALIZATION

Fully Diluted Shares	**Pre-Financing**			**Post-Financing**		
Security	# of Shares	%	$	# of Shares	%	$
Common - Founders	4,916,716	40.03%	$-	4,916,716	31.91%	$-
Common - Non-Founders	638,298	5.20%	$-	638,298	4.14%	$-
Common - Stock Plan (Issued & Allocated)	122,840	1.00%	$-	122,840	0.80%	$-
Common - Stock Plan (UnIssued)	1,105,500	9.00%	$-	1,105,500	7.17%	$-
Series A Preferred	5,500,000	44.78%	$-	5,500,000	35.70%	$-
Common - (Noteholders)	0	0.00%	$-	2,633,388	17.09%	$-
Common - (CrowdFund Investors)	0	0.00%	$-	491,159	3.19%	$-
CrowdNotes 2020	0	0.00%	$232,326.71	0	0.00%	$232,326.71
Total	12,283,354	100.00%	$232,326.71	15,407,901	100.00%	$232,326.71